[redacted]

10025914

SECURITIES ... N
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantitative Analysis Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

95 Christopher Columbus Drive
(No. and Street)

Jersey City (City) New Jersey (State) 07302 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hirotsugo Sakata 201-432-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanford Becker & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1430 Broadway (Address) New York (City) New York (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Hirotsugo Sakata, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantitative Analysis Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GWYNETTE H. BAYACAL
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/25/2013

Hirotsugo Sakata
Signature

President
Title

GHBayacal 2/24/2010
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUANTITATIVE ANALYSIS SERVICE, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

TABLE OF CONTENTS

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Quantitative Analysis Services, Inc.

We have audited the accompanying statement of financial condition of Quantitative Analysis Services, Inc. as of December 31, 2009 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantitative Analysis Services, Inc. at December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sanford Becker & Co., PC

February 12, 2010

QUANTITATIVE ANALYSIS SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS	
Cash and cash equivalents	$1,661,622
Trade receivables	140,143
Due from brokers	19,103
Marketable securities	19,820
Prepaid expenses	40,040
Property and equipment, less Accumulated depreciation of $1,277,356	-
Total Assets	**$1,880,728**
LIABILITIES AND STOCHOLDER'S EQUITY	
Liabilities	
Accrued expenses	$ 37,522
Stockholder's Equity	
Common stock	168,403
Paid in capital	6,358
Retained earnings	1,817,381
	1,992,142
Less: Treasury stock	(148,936)
Total stockholder's equity	1,843,206
Total Liabilities and Stockholder's Equity	**$1,880,728**

See accompanying auditors' report and notes to financial statements.

QUANTITATIVE ANALYSIS SERVICES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2009

Revenues	
Marketing research analysis	$ 2,805,553
Trading commissions	89,420
Interest	5,379
Unrealized loss on securities	(4,891)
Other	6,000
Total revenue	2,901,461
Operating Expenses	
Employee compensation and benefits	1,876,368
Occupancy	293,444
Professional services	51,536
Communication	14,295
Other expenses	666,637
Total Operating Expenses	2,902,280
Net Loss	$ (819)

See accompanying auditors' report and notes to financial statements.

QUANTITATIVE ANALYSIS SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (819)
Adjustment to reconcile net loss to net cash flows from operating activities	
Loss on marketable securities	4,891
Changes in operating assets and liabilities	
Decrease in trade receivables	8,300
Decrease in prepaid expenses and other assets	6,658
Decrease in accrued expenses	(1,812)
Decrease in deferred income	(125,000)
Cash Flows Used In Operating Activities	(107,782)
Net Decrease In Cash and Cash Equivalents	(107,782)
Cash and Cash Equivalents, Beginning	1,769,404
Cash and Cash Equivalents, End	**$ 1,661,622**

See accompanying auditors' report and notes to financial statements.

QUANTITIVE ANALYSIS SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock	Paid in Capital	Retained Earnings	Treasury Stock	Stockholder's Equity
Balance, Beginning	$168,403	$ 6,358	$1,818,200	$(148,936)	$ 1,844,025
Net loss - 2009			(819)		(819)
Balance, End	**$168,403**	**$ 6,358**	**$1,817,381**	**$(148,936)**	**$ 1,843,206**

See accompanying auditors' report and notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Quantitative Analysis Services, Inc., (the "Company"), was incorporated in New Jersey and is a registered broker-dealer. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company operates principally under a clearance agreement with another broker, whereby the Company is engaged in trading securities on behalf of the Company's clients. In addition, the Company will provide quantitative marketing research services to its clients in connection with various investing transactions.

Revenue Recognition

Securities owned are carried at quoted market values, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities transactions and the related revenue and expenses are recorded on a trade date basis.

The Company recognizes revenue upon providing quantitative marketing research services to its clients and when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (Continued)

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Income Taxes

The Company has elected to be treated as a Subchapter "S" Corporation for Federal and State income tax purposes, whereby, the individual stockholder of the Company includes the Company's income or loss on his individual income tax returns. Accordingly, no provision for Federal income tax has been provided. The Company has provided for the State minimum income tax.

Note 2 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution is insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 3 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $50,000 or 1/15 of aggregate indebtedness.

At December 31, 2009, the Company had net capital, as defined, of $1,660,026 which exceeded the required minimum net capital by $1,610,026. Aggregate indebtedness at December 31, 2009 totaled $37,522 and the ratio of aggregate indebtedness to net capital was .02 to 1.

Note 4 - Commitments and Contingencies

Lease

The Company leases its office space through a non-cancelable which matures November 30, 2012. Monthly lease payments, in the amount of $22,168 and are subject to escalations charges based on increases for real estate taxes and other operating expenses. The lease payments made by the Company approximate $293,400.

For the year ending December 31, 2011 and the period ending November 30, 2012, Minimum lease payments amount to $266,013 and $243,848, respectively.

Note 5 - Subsequent Events

The Company has evaluated subsequent events through February 12, 2010, the date of the financial statements were available for issuance.

QUANTITATIVE ANALYSIS SERVICES, INC.
SUPPLEMENTAY INFORMATION
DECEMBER 31, 2009

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital	
Stockholders' equity	$1,843,206
Deductions - Non-allowable assets	
Trade receivables	140,143
Prepaid expenses	40,040
	180,183
Net capital before haircuts	1,663,023
Haircuts	2,997
Net capital, as defined	**1,660,026**
Minimum net capital required	50,000
Net capital in excess of minimum requirement	**$1,610,026**
Excess net capital at 1000%	**$1,656,274**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	**$ 37,522**

Ratio of aggregate indebtedness to net capital

$$\frac{\text{Total aggregate indebtedness}}{\text{Net capital}} \quad \frac{\$\ 37{,}522}{\$1{,}660{,}026} = .02$$

The ratio of aggregate indebtedness to net capital is .02 to 1 compared to the maximum allowable ratio of 15 to 1.

See accompanying auditors' report.

QUANTATITIVE ANALYSIS SERVICES, INC.
SUPPLEMENTAY INFORMATION
DECEMBER 31, 2009

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	**$1,662,478**
Audit adjustments	3,848
Non-allowable assets	(6,300)
Net capital, as computed	**$1,660,026**
Aggregate indebtedness, per focus report	**$ 34,975**
Audit adjustments	2,547
Aggregate indebtedness, as computed	**$ 37,522**

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(i).

See accompanying auditors' report.

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Stockholders
Quantitative Analysis Services, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of Quantitative Analysis Services, Inc., (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for limited purpose described in the first and second paragraphs would not necessarily identify all deficiencies in the internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Sanford Baker & Co., P.C.

February 12, 2010

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

RICHARD S. BECKER, CPA
GEORGE S. GETZ, CPA

SANFORD BECKER, CPA 1922-1994
SANFORD E. BECKER, CPA 1957-2008

1430 BROADWAY
NEW YORK, N.Y. 10018
TELEPHONE (212) 921 - 9000
FACSIMILE (212) 354 -1822

Independent Accountants' Report on Applying Agreed-Upon Procedures

To the Stockholders
Quantitative Analysis Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation, Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Quantitative Analysis Services, Inc. (the "Company"), the Securities and Exchange commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries listed in the disbursement journal, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the period April 1, 2009 through December 31, 2009, as applicable, with the amounts reported in the Transitional Assessment Reconciliation (Form SIPC-7T), noting no differences;

3) Compared any adjustment reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sanford Becker & Co., P.C.

February 12, 2010

QUANTITATIVE ANALYSIS SERVICES, INC.
SCHEDULE OF ASSESSMENT AND PAYMENTS
PERIOD FROM APRIL 1, 2009
TO DECEMBER 31, 2009

Revenue	$1,409,178
Deductions	
Net gain from securities in investment account	240
Total interest and dividend expense	37
	277
SIPC net operating revenues	**$1,408,901**
SIPC general assessment at .0025	$ 3,522
Less: Payments	
January 9, 2009	150
July 27, 2009	825
	975
Assessment balance due	**$ 2,547**

QUANTITATIVE ANALYSIS SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009

SANFORD BECKER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK

QUANTITATIVE ANALYSIS SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5

YEAR ENDED DECEMBER 31, 2009